December 21, 2006

Via U.S. Mail and Facsimile (011-632-810-7138)

Ma. Lourdes C. Rausa-Chan
Senior Vice President, Corporate Affairs and
	Legal Services Head and Corporate Secretary
Philippine Long Distance Telephone Company
Ramon Cojuangco Building, Makati Avenue
Makati City, Philippines

	Re:	Philippine Long Distance Telephone Company
		Form 20-F for the Fiscal Year Ended December 31, 2005
		Filed June 29, 2006
		File No. 1-03006

Dear Ms. Rausa-Chan:

      We have limited our review of your Form 20-F for the fiscal year ended December 31, 2005 to disclosure relating to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. The disclosure in the Form 20-F under "Business" - "Cellular Service" - "Rates and Discounts" identifies Cuba as one of the destinations all Smart subscribers may dial directly. The "Products and Services" section of your website provides, under "Customer Service," international direct distance dialing country codes for countries including Cuba, Iran, North Korea, Sudan and Syria.
Each
of these five countries is identified as a state sponsor of terrorism by the U.S. State Department, and is subject to U.S. economic sanctions and export controls. Your Form 20-F includes no other information regarding contacts with Cuba, and no information regarding contacts with any other of these countries.
Please clarify for us whether you and/or your subsidiaries provide subscribers with direct dial or other access to Iran, North Korea, Sudan and Syria, as well as Cuba. Describe to us the nature and extent of your past, current, and anticipated contacts with each of these countries, whether through subsidiaries or other direct or indirect arrangements. Your response should describe any agreements, commercial arrangements or other contacts with the governments of these countries or entities controlled by their governments.
2. Please discuss the materiality of the business activities or other contacts described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders.
You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities for the last three complete fiscal years and any fractional period thereafter. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. California, Connecticut, Illinois, Maine, Oregon and New
Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, the University of California and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, North Korea, Sudan and Syria.

Your qualitative materiality analysis also should address whether, and the extent to which, the governments of the referenced countries, or entities controlled by those governments, receive cash or act as intermediaries in connection with your operations.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Larry Spirgel
		Assistant Director
		Division of Corporation Finance

		Terry French
		Accounting Branch Chief
		Division of Corporation Finance



Ma. Lourdes C. Rausa-Chan
Philippine Long Distance Telephone Company
December 21, 2006
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